Exhibit 99.1

TOP Financial Group Limited Enters into Share Purchase Agreement to Acquire Australian Broker Top 500 Sec PTY Ltd.

Hong Kong China, September 01, 2022 (GLOBE NEWSWIRE) -- TOP Financial Group Limited (the “Company”) (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today announced that the Company has entered into a Share Purchase Agreement (the “Agreement”) to acquire Australia-headquartered brokerage firm TOP 500 Sec PTY Ltd. (the “Target”).

Pursuant to the Agreement, the Company agrees to acquire, and PRO800 Limited (the “Seller”) agrees to sell, 100% of the equity interest in the Target for a total consideration of $700,000. The closing of the transaction is conditioned upon completion of due diligence reviews of the Target and any required regulatory approvals.

The Target is a profitable broker that owns an Australian Financial Services License (AFSL:328866) and is principally engaged in providing financial services business in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc.

Mr. Ka Fai Yuen, CEO of the Company commented: “The proposed acquisition of an Australian local service provider could potentially be a fantastic opportunity for us to continue expanding and solidifying our presence globally and gain access to wider scope of customers. We would carefully study the viability of this acquisition and we also have sufficient financial resources to complete the deal should we decide to proceed further. Our Company has consistently been disciplined and focused on delivering dedicated and high-quality brokerage services for our clients, thus we will conduct careful analysis to determine whether this or other opportunities we are considering provide the most compelling value for our business and shareholders.”

About TOP Financial Group Limited

Founded in Hong Kong, the Company, through its operating subsidiaries, operates online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products.

The trading platforms, which the operating subsidiaries license from third parties enable its investors to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). The operating subsidiaries are licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@zyzq.com.hk

Investor Relations:

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 470-940-3308 (from U.S.)

+86 13811768559 (from China)